EmRay's Gourmet, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2019 and 2020

(Unaudited)

EMRAYS GOURMET INC (DBA LION TEA) Balance Sheet

LION Tea

Balance Sheet

As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF DEC 31, 2020 (PP)
ASSETS		
Current Assets		
Bank Accounts		
000001 Amazon Clearing Account	0.00	-3,950.57
000002 Clearing Account	0.00	0.00
000003 Stripe Checking Account		242.08
000004 Paypal Clearing Account		13,850.64
100001 CHASE Checking PERFBUS CHK (5608)	135,826.21	-3,684.60
100002 Cap One Money Market	152,259.11	-390.46
100003 Cap One Checking	30,000.00	0.00
100004 Chase PLAT 1707 Checking	0.00	-3,168.39
Total Bank Accounts	**$318,085.32**	**$2,898.70**
Accounts Receivable	**$19,395.68**	**$24,520.26**
Other Current Assets	**$399,207.79**	**$62,523.33**
Total Current Assets	**$736,688.79**	**$89,942.29**
Other Assets	**$1,250.00**	**$1,250.00**
TOTAL ASSETS	**$737,938.79**	**$91,192.29**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	**$259,966.35**	**$373,218.69**
Long-Term Liabilities	**$0.00**	**$83,870.04**
Total Liabilities	**$259,966.35**	**$457,088.73**
Equity	**$477,972.44**	**$ -365,896.44**
TOTAL LIABILITIES AND EQUITY	**$737,938.79**	**$91,192.29**

EMRAYS GOURMET INC (DBA LION TEA)
Statement of Operations

LION Tea

Profit and Loss

January - December 2019

	TOTAL	
	JAN - DEC 2019	JAN - DEC 2020 (PP)
Income		
400000 Sales of Product Income	356,755.25	709,257.46
420000 Customer Discounts & Allowances	-26,155.71	-38,566.97
420100 Customer Returns&Spoilage	-12,446.92	
430000 Trade Discount	-58,058.65	-60,916.93
460000 Consumer Coupons	-380.00	-3,498.83
Total Income	**$259,713.97**	**$606,274.73**
Cost of Goods Sold	$254,523.99	$676,300.09
GROSS PROFIT	$5,189.98	$ -70,025.36
Expenses	$847,841.78	$790,905.18
NET OPERATING INCOME	$ -842,651.80	$ -860,930.54
Other Income	$2,299.12	$6,214.44
NET OTHER INCOME	$2,299.12	$6,214.44
NET INCOME	$ -840,352.68	$ -854,716.10

EMRAYS GOURMET INC (DBA LION TEA)
Consolidated Statement of Equity

	Common Stock		Preferred Stock				
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
Begining Balance, December 31, 2019	16,000,000	$ 160.00	5,000,000	$ 50.00	$ 898,662.00	$ (840,352.00)	58,520
Contributions	0	$ -	0	$ -	$ -		0
Other Comprehensive Gain/Loss							
Net Income						$ (854,716.10)	$ (854,716.10)
Ending Balance, December 31, 2020	16,000,000	$160.00	5,000,000	$50.00	898,662	-1,695,068	-796,196

EMRAYS GOURMET INC (DBA LION TEA)
Statement of Cash Flows

LION Tea

Statement of Cash Flows

January 2019 - December 2020

	JAN - DEC 2019	JAN - DEC 2020	TOTAL
OPERATING ACTIVITIES			
Net Income	-840,352.68	-854,716.10	$ -1,695,068.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-40,145.17**	**444,812.22**	**$404,667.05**
Net cash provided by operating activities	**$ -880,497.85**	**$ -409,903.88**	**$ -1,290,401.73**
FINANCING ACTIVITIES			
260001 Long Term Loan:Advisors LLC		83,870.04	$83,870.04
300000 Opening Balance Equity	0.00	10,847.22	$10,847.22
300021 Common Stock	1,180,000.00		$1,180,000.00
Net cash provided by financing activities	**$1,180,000.00**	**$94,717.26**	**$1,274,717.26**
NET CASH INCREASE FOR PERIOD	**$299,502.15**	**$ -315,186.62**	**$ -15,684.47**

1. ORGANIZATION AND PURPOSE

    EmRays Gourmet, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company manufactures and distributes bottled dandelion tea and derives revenue from the sale of its products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

    a. Basis of Accounting

        The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

    b. Fiscal Year

        The Company operates on a 52-week fiscal year ending on December 31.

    c. Cash Equivalents

        Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account.

    d. Legal Fees

        Legal fees consist of legal services provided for the creation of the Company and equity financing.

    e. Use of Estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.